UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-163226

DIRECTV Savings Plus Plan
 (Exact name of registrant as specified in its charter)

c/o DIRECTV
2230 East Imperial Highway
El Segundo, California 90245
(310) 964-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the DIRECTV Savings Plus Plan
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:         None

Effective as of July 1, 2010, the DIRECTV Savings Plus Plan (the “Plan”) was merged with and into the DIRECTV Thrift and Savings Plan, and the surviving plan was renamed the DIRECTV 401(k) Savings Plan.  As a result, the interests in the Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV 401(k) Savings Plan, successor to the DIRECTV Savings Plus Plan, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 21, 2010

DIRECTV 401(k) Savings Plan, as successor to DIRECTV Savings Plus Plan

By:	/s/ T. Warren Jackson
	Name:	T. Warren Jackson
	Title:	Member of the Administrative Committee of the DIRECTV 401(k) Savings Plan